Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Organization

Bio Blue Bird AG	Lichtenstein

Viridis Biotech, Inc.	Nevada

Nuvilex Australia Private Limited	Australia

Nuvilex Europe Limited	Ireland